November 10, 2016

Via EDGAR

Justin Dobbie

Legal Branch Chief

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3561

Re:	Höegh LNG Partners LP Registration Statement on Form F-3 Filed September 26, 2016 File No. 333-213781

Dear Mr. Dobbie:

Set forth below are the responses of Höegh LNG Partners LP (the “Partnership”), to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 21, 2016, with respect to the above-captioned filing (the “Registration Statement”). The Partnership has filed Amendment No. 1 to the Registration Statement (the “Amendment No. 1”) to respond to the Staff’s comments.

For your convenience, the responses are prefaced by the exact text of the Staff’s comments in bold text. All references to page numbers and captions correspond to Amendment No. 1, unless otherwise specified.

Each response below has been prepared, and is being provided, by the Partnership, which has authorized us to respond to the Staff’s comments on its behalf.

General

1.	We note you have outstanding comments related to your Form 20-F for the fiscal year ended December 31, 2015. Please note that all comments on your Form 20-F will need to be fully resolved and this Form F-3 will need to be revised as applicable before we act on a request for acceleration of the effectiveness of this Form F-3.

Response: The Partnership acknowledges the Staff’s comment. The Partnership notes that, as of November 9, 2016, the staff has completed its review of the Partnership’s Form 20-F for the fiscal year ended December 31, 2015.

Exhibit 5.1

2.	Please have counsel revise its opinion to opine upon the legality of the options, warrants and rights.

Response: Counsels have revised their respective opinions as requested. Please see Exhibits 5.1 and 5.2 to Amendment No. 1.

Höegh LNG Partners LP c/o Höegh LNG Services Ltd. 150 Minories (4th floor), London EC3N 1LS, United Kingdom

Securities and Exchange Commission November 10, 2016, Page 2

Please direct any questions that you have with respect to the foregoing to Catherine Gallagher (202.639.6544) (cgallagher@velaw.com) or Adorys Velazquez (212.237.0036) (avelazquez@velaw.com) at Vinson & Elkins L.L.P.

Very truly yours,

/s/ Richard Tyrrell
Richard Tyrrell
Chief Executive Officer and Chief Financial Officer

cc:	Sonia Bednarowski (Securities and Exchange Commission)
Richard Tyrrell (Höegh LNG Partners LP)